U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 1996

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

Part I - Registrant Information

Full Name of Registrant: CARDIOTECH INTERNATIONAL, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
11 State Street
Woburn, Massachusetts 01801

Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-K will be filed on or before July 16, 1996, the fifteenth calendar day following July 1, 1996, the prescribed due date;


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[ ] (c) The accountant's  statement or other exhibit required by Rule 12b- 25(c)
has been attached if applicable.

Part III - Narrative

     The Registrant could not file its annual report on Form 10-K for the fiscal year ended March 31, 1996 on the prescribed filing date for the following reasons:

     On June 11, 1996, PolyMedica Industries Inc. ("PMI") distributed all of the shares (the "Spin Off") it held of the Registrant, a majority owned subsidiary of PMI, to PMI's shareholders. In connection with the Spin Off, the Registrant's Registration Statement on Form 10 became effective on May 13, 1996. The Registrant, which on May 13, 1996 had six employees, has diligently been seeking to hire a Chief Financial Officer. On June 24, 1996, seven days before the filing date of the Registrant's Form 10-K, the Registrant hired a Chief Financial Officer. The Chief Financial Officer will play a significant role in the preparation and coordination of the Form 10-K. As a result, the Company is not able without unreasonable effort or expense to file its Form 10-K on or prior to the prescribed filing date of July 1, 1996.

Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

 Michael Szycher, Chairman and Chief Executive Officer            (617) 933-4772
         (Name)                                                     (Tel. No.)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     The Registrant anticipates that it will report a net loss of $2.2 million for the fiscal year ended March 31, 1996 compared to a net loss of $599,000 for the year ended March 31, 1995. In fiscal 1996, the Registrant incurred $993,000 in one-time costs related to the Spin Off. These costs principally consisted of outside professional fees.

     Research revenues were $229,000 in fiscal 1996, compared to $408,000 in fiscal 1995. The fluctuation in research revenues was attributable to the


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completion  of one research  and  development  contract  and the  evolution of a research and development contract into a supply agreement.

     Research and development expenses were $911,000 and $709,000 for the years ended March 31, 1996 and 1995. The increase in these expenses principally related to higher pre-clinical costs in fiscal 1996 in connection with the Registrants's development of a vascular access graft for hemodialysis patients.

     Selling, general and administrative expenses were $513,000 and $298,000 for the years ended March 31, 1996 and 1995. The increase in these expenses principally related to costs associated with the Spin Off and the promotion of advanced biomaterials to potential strategic partners.

     A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-K to be filed.

     CardioTech International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 1st day of July, 1996.

                                                  CARDIOTECH INTERNATIONAL, INC.

                                                  By /s/ Michael Szycher
                                                     ---------------------------
                                                      Michael Szycher, Ph.D.
                                                      Its Chairman and
                                                      Chief Executive Officer